Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated November 6, 2015

Relating to Preliminary Prospectus issued November 2, 2015

Registration Statement No. 333-207753

FITBIT, INC.

This free writing prospectus relates to the proposed public offering of Class A common stock of Fitbit, Inc. (“Fitbit”) and should be read together with the preliminary prospectus issued November 2, 2015 (the “Preliminary Prospectus”) that was included in the Registration Statement on Form S-1 (File No. 333-207753) relating to this proposed offering of Fitbit’s Class  A common stock, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1447599/000119312515362595/d54385ds1.htm

On November 3, 2015, following the release of Fitbit’s earnings results for the quarter ended September 30, 2015, James Park, Fitbit’s President, Chief Executive Officer, and Chairman interviewed on CNBC on a television segment entitled “Squawk on the Street” and on Bloomberg Radio on a radio segment entitled “The Bloomberg Advantage.” The transcripts from these interviews are set forth below.

CNBC Transcript

CNBC: Fitbit shares moving a little bit lower as the company announces an early lock-up expiration and also reported earnings better than expected, a lot of stock coming for sale, but a great quarter. Joining us exclusively from San Francisco is CEO of Fitbit, James Park. James, good to see you.

James: Good to see you, Jim.

CNBC: James, I’m wondering about the narrative here. People still seem to want to track your — they want to pigeonhole your company as being a device company. I keep hearing basically, it is a wellness company that happens to sell devices. How do you get that narrative to flip so that people don’t think you’re just one day gonna wake up and no one is wearing Fitbit?

James: Look, I think it’s all based on our execution. The mission of the company, as you said, we’re a digital health company, all about health, fitness and wellness. Our mission is to help people reach their health goals whether it’s through devices or software and services. And I think our execution over the past two quarters has really proven the growth story of this company.

CNBC: Now, James, one of the things I thought was fascinating about this is you point blank said, look, Apple is doing great. You actually say it. You say Apple had a pretty excellent quarter. But it’s very clear from what you say, these are apples to oranges. You shouldn’t even think about comparing these two.

James: Absolutely. As results show, the Apple Watch and other smart watches really haven’t had a material impact on our business. And these two sets of products really address two different sets of the market. We’re differentiated not only by price point, but the focus on health and fitness and wellness and we have a wide range of products, different price points, different styles, cross-platform capability, and the most important thing is really the software and social layer on top of the hardware, which allows people to compete with friends and family to reach their health goals.

CNBC: Well let’s talk about the competition because it’s pretty clear the other outfit that’s really doing this is Under Armour, and that’s Kevin Plank. We know Nike and Apple are affiliated, Tim Cook on the board of Apple. I was thinking connected fitness, Fitbit, come into stores as you already are, come into chains, come into big companies as a package and say we’ll lower your healthcare costs, lower your insurance, this is a combination. Any chance that you can do a good cooperative agreement with Under Armour like you did with Thermos?

James: Look, I think for us, we’re all about partnerships but we’re doing well in our corporate wellness business. Last quarter on our own, we signed over 20 marquee clients, including Barclays, Target, etc. Right now we have over 70 of the Fortune 500 signed up for a corporate wellness program, so that part of the business is doing incredibly well.

CNBC: And those are sticky, right? Once you’re in, it’s not like someone will come in with the Chinese version of a competitor and strip you out. I imagine these are sticky clients.

James: It’s a pretty sticky business. For example, British Petroleum, this is the third year they re-upped with Fitbit Corporate Wellness. This past year they bought over 45,000 units from us, so these are all long-term partnerships.

CNBC: I know you’ve been in the past, I think some people said you haven’t been giving enough information. Thank you for giving us so much. Although guidance, that’s not been your style. I wanted to ask you, is there a possibility that you will have some products — you go point blank in the conference call saying we listened to our customers, and we keep developing products that they want. Can you tell us what else they want from Fitbit?

James: Yeah, absolutely. What we’ve heard from our customers is that they want to track even more deeper metrics about their health, so as I said on the earnings call, we’ll be releasing exciting, new products throughout 2016 that are going to be focused on new sensors that help people track more metrics about their daily lifestyle and their health. It’s going to be about the fusion of fashion and technology. Our partnership with Tory Burch was great. We will be expanding that and making our devices even more personalisable, and it’s going to be a firm commitment to increasing our software and services capability throughout 2016.

CNBC: Now, I would be remiss if I didn’t talk about international. It’s very clear that you, and someone like Starbucks, expect China to be a gigantic market. The China take-up is rather amazing. Where do you think you’ll be three, four years from now, China versus the United States?

James: It’s hard to tell the exact numbers, but look, this past quarter, APAC, including China and India, grew 314%. So definitely it’s a region for us where we are seeing very explosive growth.

CNBC: Why is everybody selling stock?

James: There are a couple reasons for that. One, there’s going to be a lock-up expiration in mid-December anyways so the plan for this offering that we just announced is to provide a really orderly transition and soft landing as we transition from venture capital shareholders to public investors.

CNBC: Given the run up in stock, is your anticipation that this will be it? That the soft landing you’re describing will sort of circle all of the stock that will be for sale in the near to midterm?

James: I think in the near-term, the benefit of the offering is that the larger shareholders in the company are going to be re-locked up for another 90 days, so I think that’s a key point.

CNBC: James, you’re one of the few companies I’ve heard which literally just said, listen, we are spending. We’re spending and spending to win. We’re spending on research and development. There’s another company last week that point blank said we’re not spending enough and we have to, which is GoPro. Is there a way you’re trying to distinguish, listen, we are not going to sit here and just sell the current product? Because I’ve never heard someone talk about how much they have to amp R&D.

James: Look. We have 88% dollar share in our category. That’s a pretty dominant position, and the way we’ve gotten there is investing in growth. So, we’ll continue to do that. We beat guidance two quarters in a row. We raised guidance for Q4, so I think that’s a testament to the growth story in Fitbit.

CNBC: Thank you very much, James. I know that the stock — I have to tell you, David asked the right question. If there was an insider stock for sale, and obviously primary stock you’re putting in, I think the stock would have been up maybe 10 or 15 percent. James Park, CEO of Fitbit, thanks so much for coming on.

James: Thanks, Jim.

Bloomberg Radio Transcript

Bloomberg: You know who would know? James Park the CEO of Fitbit who is joining us right now. James uh we haven’t talked in a long time and I should congratulate you on the success of your business since I tracked you down about four or five years ago and I had my first Fitbit so this must be a cool company. Who knew it was gonna lead to all of this.

James: Yeah, you definitely spotted us early Cory.

Bloomberg: And you and I went for a walk and shot a package for Bloomberg TV about, again, this is probably four or five years ago, and I’m just gonna say both of us are a lot skinnier these days, James. You guys did $409 million in sales of Fitbit devices in the quarter, in a sort of non-holiday quarter when one might expect more. To what do you attribute that big gain, the over year gain of 168% in sales?

James: Yeah, so a lot of factors. One is, you know, just growing consumer awareness and category in general. I think there’s a big trend in trying to use technology to help people reach their health goals. And another big area of growth for us was international, so you know the Asia-Pacific region grew 314% in year-over-year for us. Europe grew, you know, almost over 280% so we’re seeing a lot of traction internationally, and along with that, are B2B business where large enterprises are buying Fitbits and associated software services to really help their employees get more healthier. And you know, as a benefit, hopefully lower their own health care costs and that’s a big area of business for us.

Bloomberg: Quantify that would ya? What is a big area of business I mean, what you think it could be in terms of percentage of business. Obviously the sales, it’s probably nice to sell a hundred or a couple thousand devices on a single day as opposed to one-offs.

James: Yeah so it’s a pretty large business so right now on a percentage basis. It’s a little less than 10% of our revenue, but if you consider the scale of our revenue right now, we just gave guidance for 2015 of $1.8 billion in revenue. It’s a pretty good sized business on its own, and we’ve been winning a lot of key clients who we added 20 marquee clients in the past quarter including Target, Barclays, Aon Corp., etc. Currently we have over 70 of the Fortune 500 as our customers and these are really big deployments. So for example, Target just announced that it’s gonna make our devices available to over 300,000 of its employees. British Petroleum this year re-upped for the third time and bought over 40,000 devices for their employees and services. So this is a pretty big business for us.

Bloomberg: What kind of long-term visibility does that give you? Are those contracts for certain time or is it a one shot deal, and they’ll revisit if they’re interested? How does it work?

James: You know it varies, typically what happens with these large enterprise customers, you know, their wellness benefits, you know, their negotiations for insurance and other health services gets renegotiated every year, and so there’s a yearly cadence to that. But you know we also have part of our sales force tackle small medium business as well, so those contracts come up throughout the year, so it’s a pretty diverse set of customers that we have.

Bloomberg: Talk to me about development, how long does it take you from start to finish, to start the next round of product?

James: It really depends on the sophistication of the product, so obviously some are simpler than others. Sometimes we just have to wait for the technology to really reach maturity, so for instance, our Pure Pulse optical heart rate technology, which is in our Charge HR and Surge devices took over three years to develop, and so, you know, that’s resulted in two products which are incredible leaders in the categories. So Fitbit Charge HR is a number one wearable activity tracking device in the market today and Fitbit Surge is the number one GPS fitness watch, so I think that’s a great example of how our technology development has resulted in really break-through products.

Bloomberg: Hey James, Cory and I don’t like to be too short-term oriented; we think, you know, companies need time to do things. But I look at your share price today, it’s down a lot. You guys had a good quarter but investors are disappointed about this stock offering that you guys are gonna sell a bunch of stock, 7 million shares. Why are you doing it so soon after the IPO?

James: There’s a variety of reasons you know, one of which is we really want to provide an orderly transition from our venture capitalist shareholders to public shareholders, and the fact of the matter, is there was a lock-up that was expiring in mid-December. There was gonna be about 170 million shares about to flood the market, and so, with this follow-on offering, actually all the selling shareholders agreeing to an additional 90-day lock-up. So that’s gonna provide a much softer landing for the stock price, and you know, I think it’s a pretty good strategy that we’re taking for the benefit of shareholders.

Bloomberg: As I recall from reading a release last night, you’re letting some employees sell before that so they’re not subjected to this new lock-up that really management put together.

James: Yeah, it’s a small percentage of shares so right now, you know…

Bloomberg: Probably a big deal to them.

James: Big deal to them, you know they worked many, many years for this, so it’s gonna be an exciting time. You know, as a percentage of, you know, the total shares outstanding, um, it’s a pretty small percentage.

Bloomberg: Who do you watch in terms of the competitive universe? I bring it up because Cory and I have been talking about, we’ve got a story out about, our Bloomberg news team that talks about, forgive me, I think I keep mispronouncing it, but its Huami China, and they’re really looking to go at you guys and your global dominance that you’ve got out there, and they’re looking to put out a product line that’s gonna be the same as yours, but they’re looking to do it at a much less expensive price point. Can you survive if somebody does that, can you survive?

James: We can definitely survive, and actually we’re growing in the regions where Huami is. So, if you look at Asia-Pacific, you know Huami is based in China, our Asia-Pacific revenue accrue is 314% year over year. So we’re seeing a lot of great traction and a lot of that is driven not only by the investments in sales and marketing that we’re doing in the region, it’s due to the quality of the products. And also recently, in China and India, we just signed distribution deals with the largest physical retail partners in each of those countries, so we’ll be able to invest more in channel marketing in those two countries as well.

Bloomberg: Really quick James, there’s about 20 seconds left, so you’ve got about a half dozen SKUs out there right now. I’m interested in the Surge watch, you’re top of the line for you guys and I want to really focus I think on runners and a particular kind of athlete, I wonder if you might look at Fitbit five years from now and have two dozen products out there. Is that likely that there will be a lot more SKUs in the future?

James: Look, I think we want to have a very clear value proposition for consumers, so today we have a broad range of products, and I think each product has its own place when it comes to the type of customer that it’s targeting. I think our product line makes sense to customers, people know what the specific brand stands for, that’s why they want to buy our products and I think that’s a big driver of our success today.

Bloomberg: James Park, CEO of Fitbit on third quarter earnings.

Clarifications

Mr. Park stated in the CNBC interview that “[l]ast quarter on our own, we signed over 20 marquee clients, including Barclays, Target, etc.” and in the Bloomberg Radio interview that Fitbit “added 20 marquee clients in the past quarter including Target, Barclays, Aon Corp., etc.” Each of the clients referred to by Mr. Park became corporate wellness customers of Fitbit during the third or fourth quarter of 2015. Prior to becoming corporate wellness customers in the third or fourth quarter of 2015, certain of these customers may have engaged in pilot programs with Fitbit or otherwise purchased Fitbit’s products through distribution channels and, therefore, Fitbit may have derived revenue from such customers in prior quarters.

Mr. Park stated in the CNBC interview that “[t]his past year [British Petroleum] bought over 45,000 units from us.” British Petroleum offered subsidized Fitbit products to over 45,000 current employees, their spouse dependents, and BP retirees enrolled on the BP medical plan. During the first nine months of 2015, these individuals purchased over 24,000 devices from Fitbit.

When referring to Fitbit’s corporate wellness offering in the Bloomberg Radio interview, Mr. Park stated that such offering comprises “a little less than 10% of our revenue.” Fitbit derived less than 10% of its revenue from its corporate wellness offerings for the nine months ended September 30, 2015.

Mr. Park stated in the Bloomberg Radio interview that “recently, in China and India, [Fitbit] just signed distribution deals with the largest physical retail partners in each of those countries.” In China and India, Fitbit sells its products through various distributors, which distributors have entered into agreements with the retail partners referenced by Mr. Park. These retail partners are among some of the largest physical retailers in each of those countries.

Forward Looking Statements

During the course of these interviews, Mr. Park may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: the effects of the highly competitive market in which Fitbit operates, including competition from much larger technology companies; any inability to accurately forecast consumer demand and adequately manage inventory; product liability issues, security breaches or other defects, which may adversely affect product performance, Fitbit’s reputation and brand awareness and overall market acceptance of Fitbit’s products and services; quarterly and seasonal fluctuations; Fitbit’s reliance on third-party suppliers, contract manufacturers, and logistics providers, and its limited control over such parties; the ability of Fitbit’s channel partners to sell its products; market acceptance of Fitbit’s other products and services beyond wearable devices; the fact that the market for connected health and fitness devices is relatively new and unproven; other litigation; privacy; and general market, political, economic and business conditions worldwide, as well as the additional risks and uncertainties that could affect Fitbit, are included in the section titled “Risk Factors” in the Preliminary Prospectus. All forward-looking statements contained herein are based on information available to Fitbit as of the date hereof.

Fitbit has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Fitbit has filed with the SEC for more complete information about Fitbit and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; or from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Department, by telephone at (800) 503-4611, or by email at prospectus.cpdg@db.com; or from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: Barclaysprospectus@broadridge.com, telephone: (888) 603-5847; or from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146.